Exhibit 99.1

FARMMI, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2020

FARMMI, INC.

TABLE OF CONTENTS

Page
Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2021 and September 30, 2020	F-3

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the six months ended March 31, 2021 and 2020	F-4

Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended March 31, 2021 and 2020	F-5

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended March 31, 2021 and 2020	F-6

Notes to Unaudited Condensed Consolidated Financial Statements	F-7 - F-30

Farmmi, Inc.

Condensed Consolidated Balance Sheets

	March 31,	September 30,
	2021	2020
	(Unaudited)
Assets
Current Assets
Cash	$14,365,889	$548,151
Restricted cash	1,678,928	1,617,000
Short-term deposit	2,747,337	-
Accounts receivable, net	13,802,588	10,758,119
Advances to suppliers, net	13,071,571	23,371,852
Inventories, net	845,002	583,639
Other current assets	129,577	143,410
Total current assets	46,640,892	37,022,171

Property, plant and equipment, net	265,247	265,895
Intangible assets, net	61,834	80,642
Operating lease right-of-use assets, net	737,222	823,038
Total Assets	$47,705,195	$38,191,746

Liabilities and Equity
Current Liabilities
Short-term bank loans	$1,968,925	$2,058,000
Bank acceptance notes payable	3,357,856	3,234,000
Accounts payable	261,611	413,255
Due to related parties	2,019,088	1,716,270
Operating lease liabilities – current	145,647	138,850
Other current liabilities	156,209	807,012
Total current liabilities	7,909,336	8,367,387
Operating lease liabilities – non-current	577,018	669,202
Total Liabilities	8,486,354	9,036,589

Equity
Common stock, $0.001 par value, 200,000,000 shares authorized, 27,583,770 shares issued and outstanding at March 31, 2021; and 20,000,000 shares authorized, 20,517,703 shares issued and outstanding at September 30, 2020	27,584	20,518
Additional paid-in capital	27,842,612	20,335,228
Statutory reserve	975,309	972,092
Retained earnings	8,129,825	6,770,426
Accumulated other comprehensive income (loss)	1,340,887	186,912
Total Farmmi, Inc.’s Stockholders' Equity	38,316,217	28,285,176
Noncontrolling Interest	902,624	869,981
Total Equity	39,218,841	29,155,157

Total Liabilities and Equity	$47,705,195	$38,191,746

The accompanying notes are an integral part of these consolidated financial statements.

Farmmi, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For the Six Months Ended March 31,
	2021	2020
Revenues
Sales to third parties	17,786,110	$13,574,767
Sales to related parties	1,618	6,015
Total revenues	17,787,728	13,580,782

Cost of revenues	(14,799,813)	(11,470,717)

Gross Profit	2,987,915	2,110,065

Operating expenses
Allowance for doubtful debts	331,467	-
Selling and distribution expenses	(192,065)	(142,382)
General and administrative expenses	(1,684,863)	(828,414)
Total operating expenses	(1,545,461)	(970,796)

Income from operations	1,442,454	1,139,269

Other income (expenses)
Interest income	285	141
Interest expense	(61,866)	(1,290,039)
Other (expenses) income, net	(1,722)	110,966
Total other expenses, net	(63,303)	(1,178,932)

Income (loss) before income taxes	1,379,151	(39,663)

Provision for income taxes	(17,212)	(24,144)

Net income (loss)	1,361,939	(63,807)

Net loss attributable to non-controlling interest	677	6,755

Net income (loss) attributable to Farmmi, Inc.	$1,362,616	$(57,052)

Comprehensive income
Net income (loss)	1,361,939	(63,807)
Other comprehensive income: foreign currency translation gain	1,187,295	204,790
Total comprehensive income	2,549,234	140,983
Comprehensive (income) loss attributable to non-controlling interest	(32,643)	631

Comprehensive income attributable to Farmmi, Inc.	$2,516,591	$141,614

Weighted average number of shares, basic	20,855,641	13,783,362
Weighted average number of shares, diluted	20,855,641	18,404,780

Basic earnings (loss) per common share	$0.07	$(0.00)
Diluted earnings (loss) per common share	$0.07	$(0.00)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Farmmi, Inc.

Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended March 31, 2021 and 2020

(Unaudited)

						Accumulated
			Additional			Other	Total
	Common Stock		Paid-in	Statutory	Retained	Comprehensive	Stockholders'	Non-Controlling	Total
	Shares	Amount	Capital	Reserve	Earnings	Income (loss)	Equity	Interest	Equity
Balance at September 30, 2019	12,589,857	$12,590	$15,762,867	$597,528	$6,321,384	$(1,195,866)	$21,498,503	$839,048	$22,337,551

Issuance of common shares for convertible notes redemption	3,306,428	3,306	2,269,319	-	-	-	2,272,625	-	2,272,625
Foreign currency translation gain	-	-	-	-	-	198,666	198,666	6,124	204,790
Net loss	-	-	-	-	(57,052)	-	(57,052)	(6,755)	(63,807)

Balance at March 31, 2020	15,896,285	$15,896	$18,032,186	$597,528	$6,264,332	$(997,200)	$23,912,742	$838,417	$24,751,159

Balance at September 30, 2020	20,517,703	$20,518	$20,335,228	$972,092	$6,770,426	$186,912	$28,285,176	$869,981	$29,155,157

Share-based compensation	596,600	597	804,813	-	-	-	805,410	-	805,410
Issuance of common shares, net	6,469,467	6,469	6,702,571	-	-	-	6,709,040	-	6,709,040
Foreign currency translation gain	-	-	-	-	-	1,153,975	1,153,975	33,320	1,187,295
Net income	-	-	-	-	1,362,616	-	1,362,616	(677)	1,361,939
Statutory reserve	-	-	-	3,217	(3,217)	-	-	-	-

Balance at March 31, 2021	27,583,770	$27,584	$27,842,612	$975,309	$8,129,825	$1,340,887	$38,316,217	$902,624	$39,218,841

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Farmmi, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended March 31,
	2021	2020
Cash flows from operating activities
Net income (loss)	$1,361,939	$(63,807)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Changes in allowances – accounts receivable	244,335	-
Changes in allowances – advances to suppliers	(575,802)	-
Changes in allowances - inventories	(19,180)	225,408
Depreciation and amortization	48,879	15,790
Share-based compensation	805,410	-
Non-cash lease expenses	-	14,255
Accrued interest expense for convertible notes	-	132,511
Amortization of deferred financing costs	-	1,093,440
Changes in operating assets and liabilities:
Accounts receivable, net	(2,873,919)	4,944,245
Advances to suppliers, net	11,789,665	2,428,891
Inventory, net	(220,226)	542,280
Due from related parties	-	(3,675,034)
Other current assets	12,141	40,705
Accounts payable	(167,748)	150,615
Advances from customers	622	45,777
Operating lease liabilities	1,005	157
Other current liabilities	(681,862)	(208,414)
Net cash provided by operating activities	9,725,259	5,686,467

Cash flows from investing activities
Purchase of property, plant and equipment	(14,745)	(164,588)
Purchase of intangible assets	(1,353)	(82,138)
Short-term deposits	(2,751,873)
Net cash used in investing activities	(2,767,971)	(246,726)

Cash flows from financing activities
Net proceeds from stock issuance	6,709,040	-
Borrowings from bank loans	-	1,853,800
Repayments of bank loans	(168,170)	(1,426,000)
Repayments of loans from related parties	302,793	(881,557)
Net cash provided by (used in) financing activities	6,843,663	(453,757)

Effect of exchange rate changes on cash and restricted cash	78,715	(39,666)

Net increase in cash and restricted cash	13,800,951	4,946,318

Cash and restricted cash, beginning of period	2,165,151	753,815

Cash and restricted cash, end of period	$16,044,817	$5,700,133

Supplemental disclosure information:
Income taxes paid	$327	$22,998
Interest paid	$46,922	$42,596

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$836,994	$317,540
Conversion of notes to 3,306,428 and 131,223 shares of common stock	$-	$2,272,625
Accrued interest for convertible notes	$-	$132,511

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“FMI”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. FMI’s Chief Executive Officer (“CEO”) Ms. Yefang Zhang, as the sole shareholder of FarmNet Limited which is the sole shareholder of FMI, and her husband Mr. Zhengyu Wang, a director of FMI, are the ultimate shareholders of the Company (“Controlling Shareholders”). FMI owns 100% equity interest of Farmmi International Limited (“Farmmi International”), a Hong Kong company, who in turn owns 100% equity interest of Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), a company incorporated in the People’s Republic of China (“PRC” or “China”), through Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China. Farmmi Enterprise and Farmmi Technology each owns 50% of Suyuan Agriculture. Suyuan Agriculture owns 96.15% equity interest of Zhejiang Forest Food Co., Ltd. (“Forest Food”) and 100% equity interest of Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”). Except for Forest Food and FLS Mushroom who are the main operating entities located in China, all other entities are holding companies without any material activities.

On September 18, 2016, Suyuan Agriculture entered into a series of contractual agreements with Zhengyu Wang, the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) and Nongyuan Network. Nongyuan Network is a company incorporated on December 8, 2015 that focuses on the development of network marketing and provides a network platform for sales of agriculture products. These agreements include an Exclusive Management Consulting and Technology Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement, a Proxy Agreement and a Power of Attorney (collectively, the “Original VIE Agreements”). The Original VIE Agreements obligated Suyuan Agriculture to absorb a majority of the risk of loss from Nongyuan Network’s activities and entitled Suyuan Agriculture to receive a majority of their residual returns. In essence, Suyuan Agriculture and the Company had gained effective control over Nongyuan Network.

On December 4, 2019, Zhengyu Wang transferred his 100% shares of Nongyuan Network to his daughter Xinyang Wang. As a result, Xinyang Wang holds 100% shares of Nongyuan Network. On December 10, 2019, Xinyang Wang, as the new shareholder of Nongyuan Network, signed a series of VIE agreements (the “Xinyang Wang VIE Agreements”) with Nongyuan Network and Suyuan Agriculture. On May 15, 2020, the following agreements were signed with the effective date of December 10, 2019:

(1)	Zhengyu Wang, Nongyuan Network and Suyuan Agriculture signed a termination agreement to confirm that the Original VIE Agreements have been terminated because Zhengyu Wang is no longer the shareholder of Nongyuan Network;

(2)	Zhengyu Wang, Dehong Zhang (the legal representative of Nongyuan Network), Xinyang Wang, Nongyuan Network and Suyuan Agriculture signed a joint statement to confirm that the board of directors of the Company has the ultimate authority over the matters of the VIE entity Nongyuan Network.

FMI believes that Xinyang Wang VIE Agreements enable Suyuan Agriculture and FMI to keep the effective control over Nongyuan Network. Therefore, FMI believes that Nongyuan Network should be considered as Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Accordingly, the accounts of this entity are consolidated with those of Suyuan Agriculture.

Since FMI and its subsidiaries are effectively controlled by the same Controlling Shareholders, they are considered under common control. The consolidation of FMI and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On December 26, 2017, Zhejiang Farmmi Food Co., Ltd. (“Farmmi Food”) was established under the laws of the PRC. Initially Farmmi Food was wholly owned by Farmmi Technology. In January 2018, the share ownership was transferred to Suyuan Agriculture. In May 2018, Farmmi Food received its food production permit and began operation.

On March 22, 2019, Lishui Farmmi E-Commerce Co., Ltd. (“Farmmi E-Commerce”) was established under the laws of the PRC. Nongyuan Network and Suyuan Agriculture owns 98% and 2% of interests in Farmmi E-Commerce, respectively.

On April 7, 2021, Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”) was established under the laws of the PRC. Suyuan Agriculture owns 100% interest in Farmmi Biotech.

On April 25, 2021, Zhejiang Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”) was established under the laws of the PRC. Farmmi International owns 100% interest in Farmmi Ecology.

On May 11, 2021, Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”) was established under the laws of the PRC. Farmmi Ecology owns 100% interest in Farmmi Supply Chain.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business (continued)

Details of the subsidiaries of FMI are set out below:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
FMI	July 28, 2015	Cayman	Parent	Holding Company
Farmmi International	August 20, 2015	Hong Kong	100	Holding Company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100	Holding Company
Farmmi Technology	June 6, 2016	Zhejiang, China	100	Holding Company
Suyuan Agriculture	December 8, 2015	Zhejiang, China	100	Holding Company
Forest Food	May 8, 2003	Zhejiang, China	96.15	Dehydrating, further processing and distribution of edible fungus
FLS Mushroom	March 25, 2011	Zhejiang, China	100	Light processing and distribution of
				dried mushrooms
Farmmi Food	December 26, 2017	Zhejiang, China	100	Dehydrating, further processing and
				distribution of edible fungus
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading
Farmmi E-Commerce	March 22, 2019	Zhejiang, China	Subsidiary of the VIE	Technology development, technical services and technical consultation related to agricultural products
Farmmi Biotech	April 7, 2021	Zhejiang, China	100	Research and development of mushroom powder and mushroom extract
Farmmi Ecology	April 25, 2021	Zhejiang China	100	Holding Company
Farmmi Supply Chain	May 11, 2021	Zhejiang China	100	Agricultural products supply chain

FMI, Farmmi International, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Forest Food, FLS Mushroom, Farmmi Food, Nongyuan Network, Farmmi E-Commerce, Farmmi Biotech, Farmmi Ecology and Farmmi Supply Chain (herein collectively referred to as the “Company”) are engaged in processing and distributing dried Shiitake mushrooms and Mu Er mushrooms. Approximately 95% of the Company’s products are sold in China and the remaining 5% internationally, including USA, Japan, Canada, Europe and the Middle East.

Note 2 — Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The consolidated financial statements of the Company reflect the principal activities of FMI, Farmmi international, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, and Suyuan Agriculture’s main operation subsidiaries, Forest Food, Farmmi Food and FLS Mushroom, and the VIE Nongyuan Network and its subsidiary Farmmi E-Commerce. All intercompany transactions and balances have been eliminated upon consolidation.

Consolidation of variable interest entities

In accordance with accounting standards regarding consolidation of variable interest entities (“VIEs”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

The Company determined that Nongyuan Network is a VIE because the Company is the primary beneficiary of risks and rewards of this VIE. The carrying amount of this VIE’s assets and liabilities are as follows:

	March 31,	September 30,
	2021	2020
Current assets	$3,972,028	$4,335,297
Non-current assets	329,957	392,517
Total assets	4,301,985	4,727,814
Total liabilities	(3,664,616)	(4,135,859)
Net assets	$637,369	$591,955

The financial performance of the VIE reported in the unaudited condensed consolidated statements of operations and comprehensive income for the six months ended March 31, 2021 and 2020 includes sales of $2,551,503 and $2,004,174, operating expenses of $2,528,720 and $1,996,513, and net income of $22,783 and net income of $7,661, respectively.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include allowance for doubtful accounts and advances to suppliers, the valuation of inventories, the useful lives of property, plant and equipment, the valuation of beneficial conversion feature of the convertible notes, and the valuation of deferred tax assets.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. All cash balances are in bank accounts in PRC. Cash maintained in banks within the People’s Republic of China of less than RMB0.5 million (equivalent to $70,550) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

Restricted cash

The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows: Restricted Cash on October 1, 2018. This ASU applies to all entities that have restricted cash or restricted cash equivalents to be presented in the statement of cash flows under ASC Topic 230. As of March 31, 2021 and December 31, 2020, the Company had restricted cash of $1,678,928 and $1,617,000, respectively. As of March 31, 2021 and September 30, 2020, restricted cash of $1,678,928 and $1,617,000 is secured against bank acceptance notes issued by the Company facilitated by Hangzhou United Bank and may be used as the repayment of bank acceptance notes upon maturity on June 15, 2021 (Note 9), respectively. As of June 15, 2021, restricted cash of $1,678,928 was utilized to repay bank acceptance notes on maturity.

Short-term deposit

Short-term deposit relates to fixed terms cash deposits with financial institutions with original maturities of more than three months and less than a year.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. As of March 31, 2021 and September 30, 2020, allowance for doubtful accounts was $445,485 and $194,118, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for premium quality. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of March 31, 2021 and September 30, 2020, allowance for doubtful accounts was $176,516 and $723,655, respectively.

Inventory, net

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if the carrying value exceeds net realizable value. The Company recorded inventory reserve of $1,370 and $19,761 as of March 31, 2021 and September 30, 2020, respectively.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Plant, machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years
Leasehold improvement	Shorter of lease term or useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Intangible assets, net

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of three years.

Amortization expenses were $23,239 and $2,114 for the six months ended March 31, 2021 and 2020, respectively.

Estimated amortization expense of the existing intangible assets for the next five years is $39,827, $21,963, nil, nil and nil.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended March 31, 2021 and 2020.

Revenue recognition

The Company follows ASU 2014-09 Revenue from Contracts with Customers (“ASC Topic 606”). In accordance with ASC 606, to determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. All of the Company’s contracts have a single performance obligation satisfied at a point in time and the transaction price is stated in the contract, usually as a price per ton.

The Company’s contract liabilities primarily include advance from customers. As of March 31, 2021 and September 30, 2020, the contract liabilities are $33,649 and $31,809, respectively, and included in other current liabilities on the consolidated balance sheets. For the six months ended March 31, 2021 and 2020, there was no revenue recognized from performance obligations related to prior periods.

Refer to Note 15 — Segment reporting for details of revenue segregation.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or net realizable value adjustments is also recorded in cost of revenues.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The component of basic and diluted EPS were as follows:

Year Ended March 31,	2021	2020
Net income (loss) available for common shareholders (A)	$1,362,616	$(57,052)
Weighted average outstanding shares of ordinary shares (B)	20,855,641	13,783,362
Dilutive effect of investor and placement agent warrants	-	4,621,418
Diluted ordinary shares and ordinary shares equivalents (C)	20,855,641	18,404,780
Earnings per share
Basic (A/B)	$0.07	$(0.00)
Diluted (A/C)	$0.07	$(0.00)

Fair value of financial instruments

The FASB ASC Topic 820, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — Inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other current assets, accounts payable, due to related parties, convertible notes payable, operating lease liabilities –current, other current liabilities, short-term bank loans and bank acceptance notes payable approximate their recorded values due to their short-term maturities. The fair value of longer term operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Beneficial conversion feature

The Company evaluates the conversion feature to determine whether it was beneficial as described in ASC 470-20. The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible notes payable and may not be settled in cash upon conversion, is treated as a discount to the convertible notes payable. This discount is amortized over the period from the date of issuance to the date the notes is due using the effective interest method. If the notes payable are retired prior to the end of their contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the shares of common stock at the commitment date to be received upon conversion.

Debt issuance costs and debt discounts

The Company may record debt issuance costs and/or debt discounts in connection with raising funds through the issuance of debt. These costs may be paid in the form of cash, or equity (such as warrants). These costs are amortized to interest expense through the maturity of the debt. If a conversion of the underlying debt occurs prior to maturity a proportionate share of the unamortized amounts is immediately expensed.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and advances to suppliers. As of March 31, 2021 and September 30 2020, $18,792,154 and $2,165,151 of the Company’s cash is maintained in banks within the People’s Republic of China of which deposits of RMB0.5 million (equivalent to $70,550) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Leases

The Company adopted ASU 2016-02, Leases on October 1, 2019 and used the alternative transition approach which permits the effects of adoption to be applied at the effective date. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients”, which permits the Company not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the short-term lease exemption and combining the lease and non-lease components practical expedients. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space operating leases. Upon adoption, the Company recognized additional operating liabilities of approximately $0.3 million, with corresponding ROU assets of the same amount based on the present value of the remaining rental payments under current leasing standards for existing operating leases. There was no cumulative effect of adopting the standard.

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The financial information is first prepared in RMB and then translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of March 31, 2021 and September 30, 2020 were RMB1 for $0.1526 and $0.1470, respectively. The average exchange rates for the six months ended March 31, 2021 and 2020 were RMB1 for $0.1529 and $0.1426, respectively.

Shipping and handling expenses

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $146,366 and $79,302 for the six months ended March 31, 2021 and 2020, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Value added tax

The Company is generally subject to the value added tax (“VAT”) for selling merchandise, except for FLS Mushroom. Before May 1, 2018, the applicable VAT rate was 13% or 17% (depending on the type of goods involved) for products sold in PRC. After May 1, 2018, the Company is subject to a tax rate of 12% or 16%, and after April 1, 2019, the tax rate was further reduced to 9% or 13% based on the new Chinese tax law. Pursuant to approval issued by the State Administration of Taxation, FLS Mushroom’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax authorities have the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Income taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended September 30, 2020, 2019 and 2018. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or not be deductible in the future.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of September 30, 2020 and 2019. As of March 31, 2021, the tax years ended December 31, 2015 through December 31, 2020 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

Statement of Cash Flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Risks and uncertainties

The operations of the Company are located in PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and a substantial part of the Company’s assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company’s operating entities in PRC do not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

In December 2019, a novel strain of coronavirus (“COVID-19”) was identified in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The outbreak has reached more than 160 countries, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Because of the shelter-in-place orders and travel restrictions mandated by the Chinese government, the production and sales activities of the Company temporarily suspended during the end of January and February 2020, which adversely impacted the Company’s production and sales during that period. Although the production and sales have resumed at the end of March 2020, if COVID-19 further impacts its production and sales, the Company’s financial condition, results of operations, and cash flows could continue to be adversely affected.

Consequently, the COVID-19 outbreak has adversely affected the Company’s business operations and condition and operating results for 2020, including but not limited to material negative impact on its total revenue, slower collection of accounts receivable and accrued allowance for bad debt, slower utilization of advances to suppliers and accrued allowance, and inventory allowance. The Company will continue to monitor and modify the operating strategies. Management does not expect a continued decline in sales in long term based on the existing sale orders.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company will adopt this guidance effective October 1, 2021. The Company is currently evaluating the impact of its pending adoption of this guidance on its consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	March 31, 2021	September 30, 2020
Accounts receivable – trade	$14,246,831	$10,952,237
Accounts receivable – related party	1,242	-
Accounts receivable – total	14,248,073	10,952,237
Less: allowance for doubtful accounts	(445,485)	(194,118)
Accounts receivable, net	$13,802,588	$10,758,119

Allowance for doubtful accounts of $445,485 and $194,118 was made for certain accounts receivable as of March 31, 2021 and September 30, 2020, respectively. The Company’s accounts receivable primarily includes balance due from customers when the Company’s products are sold and delivered to customers. $7,362,650 or 53% of the March 31, 2021 balance has been subsequently collected as of July 22, 2021. The Company expects to collect the remaining balance of accounts receivable by September 2021.

Note 4 – Advances to suppliers, net

Movement of advances to suppliers is as follows:

	March 31,	September 30,
	2021	2020
Beginning balance	$24,095,507	$14,034,379
Increased during the year	11,545,708	40,398,618
Less: utilized during the year	(23,335,373)	(31,303,861)
Exchange rate difference	942,245	966,371
Sub-total	13,248,087	24,095,507
Less: allowance for doubtful accounts	(176,516)	(723,655)
Ending balance	$13,071,571	$23,371,852

On April 1, 2016, the Company entered into two separate framework supply agreements (“Framework Agreements”) with two co-operatives, Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). These two Framework Agreements were renewed for another three years in April 2019 upon expiration. Jingning County and Qingyuan County where JLT and QNMI are located produce premium Shiitake and Mu Er. Many competitors of the Company and other large buyers go there to source their supplies. Family farms and co-operatives traditionally request advance payments to secure supplies. By making advance payments to these suppliers, the Company is also able to lock in a more favorable price for premium quality than would be available in the open market. Allowance for doubtful accounts of $176,516 and $723,655 was made for certain advances to suppliers as of March 31, 2021 and September 30, 2020, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Advances to suppliers, net (continued)

The Framework Agreements only provide general guidelines. Actual prices are negotiated and agreed upon in individual purchase orders, and are typically set at market prices based on the quality grade and quantities determined and agreed with the suppliers. Prices may vary based on market demand and crop condition etc. The Company can generally secure the premium quality raw material supplies at prices slightly higher than the typical market prices for average quality raw materials. The quality of supplies must meet standardized specifications of both the mushroom industry and standards set by the Company.

The Company advances certain initial payments based on its estimated purchase plan from these two suppliers and additional advances based on individual purchase orders placed. The Company pays advances for no other reason than to secure an adequate supply of dried mushrooms to meet its sales demands. The Company’s purchase orders require that the advances shall be refunded by suppliers if they fail to produce any dried mushrooms or fail to deliver supplies to the Company timely.

Advances to suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the lower of cost or net realizable value evaluation process for inventories. The Company periodically evaluates its advances for recoverability by monitoring suppliers’ ability to deliver a sufficient supply of mushrooms as well as current crop and market condition. This includes analyzing historical quantity and quality of production with monitoring of crop information provided by the Company’s field personnel related to weather or disaster or any other reason. If for any reason the Company believes that it will not receive supplies of the contracted volumes, the Company will assess its advances for any likelihood of recoverability and adjust advances on its financial statements at the lower of cost or estimated recoverable amounts. The advances are made primarily to JLT and QNMI, which are co-operatives formed by many family farms, with which the Company has had long-term relationships over the years. If any of these family farms fail to deliver supplies, the Company would expect to receive a refund of the advances through JLT/QNMI. The Company accrues for any allowance for possible loss on advances when there is doubt as to the collectability of the refund.

As of March 31, 2021, approximately $7.4 million, or 68% has been utilized as of the date of this report, and the remaining balance is expected to be utilized by September 2021. The Company continuously makes advances to its suppliers on a rolling basis, which typically represent 30% of the total amount of each purchase order. The Company may maintain its outstanding advance payments at a relatively high level going forward because the Company anticipates continuous large orders from its largest customer, China Forestry Group Corporation.

Note 5 — Inventories, net

Inventories, net, consisted of the following:

	March 31, 2021	September 30, 2020
Raw materials	$766,569	$563,772
Packaging materials	53,426	39,628
Finished goods	26,377	-
Inventories - total	846,372	603,400
Less: allowance for inventory reserve	(1,370)	(19,761)
Inventories, net	$845,002	$583,639

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Property, plant and equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	March 31,	September 30,
	2021	2020
	(Unaudited)
Office equipment	$36,070	$34,320
Transportation equipment	71,626	68,984
Plant, machinery and equipment	193,446	114,551
Leasehold improvements	175,345	226,879
Subtotal	476,487	444,734
Accumulated depreciation	(211,240)	(178,839)
Total	$265,247	$265,895

Depreciation expense was $25,594 and $13,676 for the six months ended March 31, 2021 and 2020, respectively.

Note 7 — Short-term bank loans

Short-term bank loans consist of the following:

	March 31,	September 30,
	2021	2020
Bank of China (Lishui Branch) (1)	$1,526,298	$1,470,000
Hangzhou United Rural Commercial Bank Co., Ltd. (2)	442,627	588,000
Total	$1,968,925	$2,058,000

(1)	The loan in the amount of RMB9 million (equivalent of approximately $1.27 million) from Bank of China (Lishui Branch), was facilitated on January 6, 2020 through Forest Food, a subsidiary of the Company, as working capital for six months, with the original maturity of July 6, 2020 at an annual effective interest rate of 3.98%. The loan was repaid in full upon maturity and re-issued to the Company at RMB10 million (equivalent of approximately $1.53 million) on July 9, 2020 as working capital for one year, with a new maturity date of July 7, 2021 at a lower annual interest rate of 3.95%. As of July 7, 2021, principal of RMB10 million (equivalent of approximately $1.53 million) was fully repaid. This loan was reissued at RMB6.4 million (equivalent of approximately $0.98 million) on July 5, 2021 as working capital for six months with a new maturity date of January 4, 2022 at an annual interest rate of 3.95%.

The loan is secured by the real property and land use right owned by Forasen Group Co., Ltd., a related party. The loan is also guaranteed by a related party Zhejiang Tantech Bamboo Technology Co., Ltd., and three third parties Zhejiang Lishui Xinyite Automation Technology Co., Ltd., Lishui Kaige Bearing Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, as well as two principal officers of the Company.

(2)	The loan in the amount of RMB4 million (equivalent of approximately $0.59 million) from Hangzhou United Rural Commercial Bank Co., Ltd., was facilitated on November 13, 2019 through Suyuan Agriculture, a subsidiary of the Company, as working capital for one year, with the maturity date of November 12, 2020 at an annual effective interest rate of 6.09%. At maturity date, RMB0.6 million (equivalent of approximately $88,200) was repaid, the remaining balance of RMB3.4 million (equivalent of approximately $499,800) was extended to May 10, 2021 at an annual effective interest rate of 6.09%. As of March 31, 2021, principal of RMB1.1 million (equivalent of approximately $168,000) was repaid, while the remaining principal of RMB2.9 million ($442,627) was fully repaid on May 8, 2021.

The loan was secured by an office property and land use right owned by Zhejiang Tantech Bamboo Technology Co., Ltd., a related party of the Company, of which valued at RMB6.85 million (equivalent of approximately $1 million).

Interest expenses amounted to $46,922 and $42,596 for the six months ended March 31, 2021 and 2020, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Bank acceptance notes payable

On June 15, 2020, the Company issued RMB22 million (equivalent of approximately $3.23 million) bank acceptance notes to its suppliers facilitated by Hangzhou United Bank for one year, with the maturity date of June 15, 2021. The Company incurred fees of RMB11,000 (equivalent of $1,620) related to the issuance of these bank acceptance notes. As of June 15, 2021, these bank acceptance notes were fully paid.

These bank acceptance notes are secured by restricted cash of RMB11 million (equivalent of approximately $1.62 million) and is also secured by the real property and land use right owned by Xinyang Wang, the 100% shareholder of Nongyuan Network.

Note 9 - Share-based compensation

On April 26, 2018, the Company adopted its 2018 Share Incentive Plan (the “2018 Plan”), which permits the grant of share options and restricted shares to the employees and directors of the Company. Under the plan, a total of 1,168,000 shares were initially reserved for issuance. The 2018 Plan is valid and effective for a term of ten years commencing from its adoption. Under the 2018 Plan, the Company granted 596,600 restricted share units to its employees on March 11, 2021, share-based compensation expenses related to the restricted share units granted was recognized with the amount of $805,410 for the six months ended March 31, 2021.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Forasen Group Co., Ltd. (“Forasen Group”)	Owned by Mr. Zhengyu Wang, the Chairman of Board of Directors of the Company	Provides a guarantee for the Company’s bank loans; purchases from the Company; leases factory building to the Company; provides the real property and land use right as additional security for a bank loan.
Zhejiang Tantech Bamboo Technology Co., Ltd.	Under common control of Mr. Zhengyu Wang and Ms. Yefang Zhang, CEO of the Company	Lease factory building to the Company; purchases from the Company; provide the real property and land use right as additional security for the Company’s short-term bank loan.
Hangzhou Forasen Energy Technology Co., Ltd.	Controlled by Mr. Zhengyu Wang	Purchase from the Company
Zhejiang Forasen Asset Management Co., Ltd.	Controlled by Zhengyu Wang and CEO Yefang Zhang	Sublease of office space from the Company. Provided a working capital loan; provides a guarantee for the Company’s bank loans Provides a guarantee for the Company’s bank loans
Hangzhou Forasen Technology Co., Ltd	Controlled by Mr. Zhengyu Wang	Provide the real property and land use right as additional security for the issuance of bank acceptance notes by Nongyuan Network
Yefang Zhang	CEO of the Company
Zhengyu Wang	Chairman of Board of Directors of the Company
Xinyang Wang	Shareholder of Nongyuan Network

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party transactions (continued)

Due to related parties consisted of the following:

	March 31,	September 30,
	2021	2020
Yefang Zhang	$1,999,870	$1,714,811
Zhejiang Tantech Bamboo Technology Co., Ltd.	16,410	1,459
Forasen Group Co.	2,808	-
Total	$2,019,088	$1,716,270

As of March 31, 2021 and September 30, 2020, the balance of due to related parties mainly consisted of advances from the Company’s principal shareholder for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

Sales to related parties

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the six months ended March 31, 2021 and 2020, the Company recorded sales to related parties of $1,618 and $6,015, respectively.

Operating lease from related parties

In October 2009, the Company entered into a lease agreement with Forasen Group for leasing the factory building. The lease term was 10 years with monthly rent of RMB22,400 (equivalent of $3,293). The lease agreement was renewed in October 2019 for another 10 years with the same monthly rent. This lease agreement was terminated on July 31, 2020.

In July 2020, the Company entered into a lease agreement with Zhejiang Tantech Bamboo Technology Co., Ltd. for leasing the factory building. The lease term is 10 years with annual rent of RMB459,360 (equivalent of $67,526).

In August 2020, the Company entered into a one year lease agreement with Forasen Group for leasing a processing facility, with monthly rent of RMB 9,200 (equivalent of $1,313).

For the six months ended March 31, 2021 and 2020, the Company recorded lease expense of $30,513 and $4,910, respectively, and interest expense arising from lease of $10,124 and $157, respectively.

Sublease to a related party

In August 2020, the Company entered into a sublease agreement with Hangzhou Forasen Technology Co., Ltd to sublease its office space. The lease term is two years with annual rent of RMB283,258 (equivalent of $41,639).

For the six months ended March 31, 2021 and 2020, the Company recorded lease income of $19,810 and nil, respectively.

Guarantees provided by related parties

The Company’s related parties provide guarantees for the Company’s short-term bank loans (see Note 7). The Company’s related parties also pledged their properties as collaterals to safeguard the Company’s short-term bank loans (see Note 7) and bank acceptance notes (see Note 8).

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity

Common stock

On September 12, 2020, the authorized share capital of the Company was increased from US$20,000 divided into 20,000,000 ordinary shares of US$0.001 par value each to US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each.

Additional paid-in capital

As disclosed in Note 9, on March 11, 2021, the Company granted 596,600 restricted share units to its employees and the related share-based compensation was $805,410 for the six months ended March 31, 2021.

On March 24, 2021, the Company issued and sold a total of 6,469,467 ordinary shares at a price to the public of $1.15 per share. The net proceeds were $6.7 million.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).

Appropriations to the statutory surplus reserve are required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2021 and September 30, 2020, the balance of the required statutory reserves was $975,309 and $972,092, respectively.

Noncontrolling interest

The Company’s noncontrolling interest consists of the following:

	March 31,	September 30,
	2021	2020
Paid-in capital	$107,461	$107,461
Additional paid-in capital	807,953	807,953
Foreign currency translation loss attributed to noncontrolling interest	(593)	(33,913)
Net loss attributed to noncontrolling interest	(12,197)	(11,520)
Total noncontrolling interest	$902,624	$869,981

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

FMI is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Farmmi International is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

In China the Corporate Income Tax Law generally applies an income tax rate of 25% to all enterprises. FLS Mushroom, Nongyuan Network, Farmmi Enterprise and Farmmi Technology are registered in PRC and are all subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Forest Food, Farmmi Food, Nongyuan Network and Farmmi E-Commerce are approved by local government as small-scaled minimal profit enterprises. Once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. Forest Food, Farmmi Food, FLS Mushroom and Nongyuan Network are entities with primary operating activities. Suyuan Agriculture, Farmmi Enterprise and Farmmi Technology are holding companies with no activities.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant special tax treatment to local enterprises as a way to encourage specific agricultural industry and stimulate local economy. FLS Mushroom and Farmmi Food are engaged in agricultural industry and their income are tax exempted. Farmmi Food, Nongyuan Network, Farmmi Technology and Farmmi E-Commerce are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises. Net income of $2.35 million and $1.69 million were exempt from income tax for the six months ended March 31, 2021 and 2020, respectively. The estimated tax savings as the result of the tax break for the six months ended March 31, 2021 and 2020 amounted to $587,864 and $421,450, respectively. Per share effect of the tax exemption were $0.03 and $0.03 for the six months ended March 31, 2021 and 2020, respectively.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes (continued)

Corporation income tax (“CIT”) (continued)

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the six months ended March 31, 2021 and 2020:

	For the six months ended
	March 31,
	2021	2020
Statutory PRC income tax rate	25.00%	25.00%
Effect of income tax exemption	(47.99)%	(31.11)%
Favorable tax rate impact (a)	0.41%	0.10%
Changes of deferred tax assets valuation allowances	0.82%	7.70%
Non-PRC entities not subject to PRC income tax	(23.01)%	(62.57)%
Total	1.25%	(60.88)%

(a)	FLS Mushroom and Farmmi Food are engaged in agricultural industry and their income are tax exempted. Farmmi Food, Nongyuan Network, Farmmi Technology and Farmmi E-Commerce are subject to corporate income tax at a reduced rate of 5% as approved by local government as small-scaled minimal profit enterprises.

The provision for income tax consists of the following:

	For the six months ended March 31,
	2021	2020
	(unaudited)	(unaudited)
Current	$17,212	$24,144
Deferred	-	-
Total	$17,212	$24,144

Components of deferred tax assets are as follows:

	As of March 31, 2021	As of September 30, 2020
	(unaudited)
Net operating loss carryforwards	$224,543	$199,342
Deferred	(224,543)	(199,342)
Total	$-	$-

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax basis and U.S. GAAP. Forest Food had a cumulative net operating loss of approximately $845,000 and $797,000, respectively, as of March 31, 2021 and September 30, 2020, which may be available to reduce future taxable income. Suyuan Agricultural had a cumulative net operating loss of approximately $53,000 and nil, respectively, as of March 31, 2021 and September 30, 2020. Deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a full valuation allowance of $224,543 and $199,342 was recorded against the gross deferred tax asset balance at March 31, 2021 and September 30, 2020, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that Forest Food will not generate sufficient future taxable income to utilize the net operating loss.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Concentration of major customers and suppliers

For the six months ended March 31, 2021 and 2020, one major customer accounted for approximately 79% and 45% of the Company’s total sales, respectively. Any decrease in sales to this major customer may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of March 31, 2021 and September 30, 2020, one major customer accounted for approximately 97% and 94% of the Company’s accounts receivable balance, respectively.

For the six months ended March 31, 2021, three major suppliers accounted for approximately 53%, 26% and 15% of the total purchases, respectively. For the six months ended March 31, 2020, two major suppliers accounted for approximately 56% and 25% of the total purchases, respectively.

As of March 31, 2021, three major suppliers accounted for approximately 46%, 37% and 16% of the Company’s advances to supplier balances. As of September 30, 2020, two major suppliers accounted for approximately 45% and 44% of the Company’s advances to suppliers balance.

Note 14 — Leases

Effective October 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842) using the alternative transition approach which allowed the Company to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Upon adoption, the Company recorded operating lease right-of-use assets and corresponding operating lease liabilities of $824,629 and $809,613, respectively with no impact on retained earnings. Financial position for reporting periods beginning on or after October 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

The component of lease cost was as follows:

	For the six months ended March 31,
	2021	2020
	(unaudited)	(unaudited)
Operating lease cost	$70,502	$14,255
Short-term lease cost	8,425	-
Total lease cost	$78,927	$14,255

As of March 31, 2021 and September 30, 2020, the remaining lease term was an average of 7.3 years and 7.9 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the benchmark lending rate for one-year loan as published by China’s central bank in order to discount lease payments to present value. The discount rate of the Company’s operating leases was 3.95% per annum as of March 31, 2021 and 2020.

Supplemental balance sheet information related to operating leases was as follows:

As of March 31, 2021
Operating lease right-of-use assets	$836,994
Operating lease right-of-use assets – accumulated amortization	(99,772)
Operating lease right-of-use assets – net	$737,222

Operating lease liabilities, current	$145,647
Operating lease liabilities, non-current	577,018
Total operating lease liabilities	$722,665

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Leases (continued)

As of March 31, 2021, maturities of operating lease liabilities were as follows:

As of March 31,
Twelve months ending March 31,	2021
2022	$186,923
2023	176,168
2024	64,323
2025	64,323
2026	64,323
Thereafter	275,621
Total future minimum lease payments	831,681
Less: Imputed interest	(109,016)
Total	$722,665

Note 15 — Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company currently has three main products from which revenue is earned and expenses are incurred: Shiitake Mushroom, Mu Er Mushroom and other edible fungi and other agricultural products. The operations of these product categories have similar economic characteristics. In particular, the Company uses the same or similar production processes; sells to the same or similar type of customers and uses the same or similar methods to distribute these products. The resources required by these products share high similarity. Switching cost between different products is minimal. Production is primarily determined by sales orders received and market trend. Therefore, management, including the chief operating decision maker, primarily relies on the revenue data of different products in allocating resources and assessing performance. Based on management’s assessment, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC.

The following table presents revenue by major product categories (from third parties and related party) for the six months ended March 31, 2021 and 2020, respectively:

	For the six months ended March 31,
	2021	2020
	(unaudited)	(unaudited)
Shiitake	$10,104,540	$7,346,174
Mu Er	7,340,137	5,762,752
Other edible fungi and other agricultural products	343,051	471,856
Total lease cost	$17,787,728	$13,580,782

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Segment reporting (continued)

All of the Company’s long-lived assets are located in PRC. The majority of the Company’s products are sold in China. Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended March 31,
	2021	2020
	(unaudited)	(unaudited)
Revenue from China	$16,973,392	$13,086,183
Revenue from other countries	814,336	494,599
Total	$17,787,728	$13,580,782

Note 16 – Subsequent events

(1)	Establishment of new subsidiaries

On April 7, 2021, Zhejiang Farmmi Biotechnology Co., Ltd. (“Farmmi Biotech”) was established under the laws of the PRC. Suyuan Agriculture owns 100% interest in Farmmi Biotech.

On April 25, 2021, Zhejiang Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. (“Farmmi Ecology”) was established under the laws of the PRC. Farmmi International owns 100% interest in Farmmi Ecology.

On May 11, 2021, Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. (“Farmmi Supply Chain”) was established under the laws of the PRC. Farmmi Ecology owns 100% interest in Farmmi Supply Chain.

(2)	Issuance of ordinary shares

On April 13, 2021, the Company issued and sold a total of 970,419 ordinary shares at a price to the public of $1.15 per share and the net proceeds were approximately $1.0 million.

On May 3, 2021, the Company issued and sold a total of 161,000,000 ordinary shares at a price to the public of $0.30 per share and the net proceeds were approximately $43.9 million.

(3) Increase in authorized share capital of the Company

On July 22, 2021, as approved by a special resolution in Annual Shareholder Meeting, the Company’s authorized share capital was increased from US$200,000 divided into 200,000,000 ordinary shares of US$0.001 par value each to $600,000 divided into 600,000,000 ordinary shares of US$0.001 par value each.

Note 17 — Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2021 and September 30, 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Condensed financial information of the parent company (continued)

Farmmi, Inc.

Parent Company Balance Sheets

	As of March 31, 2021	As of September 30, 2020
Assets
Current assets
Cash	$597,190	$2,122
Other current assets	1,446	-

Non-current assets
Investment in subsidiaries	40,622,413	30,217,865
Total assets	$41,221,049	$30,219,987

Liabilities and Shareholders’ Equity

Current liabilities
Due to related parties	1,999,136	1,894,811
Other current liabilities	3,072	40,000
Total liabilities	2,002,208	1,934,811

Commitments and contingencies

Shareholders’ equity
Common stock, $0.001 par value, 200,000,000 shares authorized, 27,583,770 and 20,517,703 shares issued and outstanding at March 31, 2021 and September 30, 2020, respectively	27,584	20,518
Additional paid-in capital	27,842,612	20,335,228
Retained earnings	11,348,645	7,929,430
Total shareholders’ equity	39,218,841	28,285,176

Total liabilities and shareholders’ equity	$41,221,049	$30,219,987

FARMMI, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Condensed Financial Information of the Parent Company (Continued)

Farmmi, Inc.

Parent Company Statements of Operations

	For the six months ended March 31,
	2021	2020

	(unaudited)	(unaudited)
Operating expenses:
General and administrative expenses	$(1,267,506)	$(236,794)

Other expenses
Interest expenses	-	(132,511)
Amortization of debt issuance costs	-	(1,093,440)
Other expenses	(408)	(509)

Loss from operations	(1,267,914)	(1,463,254)
Equity in income of subsidiaries and VIE	2,630,530	1,406,202
Net income (loss) attributable to Farmmi, Inc.	$1,362,616	$(57,052)

Farmmi, Inc.

Parent Company Statements of Cash Flows

	For the six months ended March 31,
	2021	2020

	(unaudited)	(unaudited)
Net cash (used in) provided by operating activities	$(500,878)	$894,914
Net cash provided by (used in) financing activities	1,087,746	(922,071)
Net decrease in cash and restricted cash	586,867	(27,157)
Cash and restricted cash, beginning of year	2,122	635,683
Cash and restricted cash, end of year	$588,989	$608,526